Supplemental Material for Financial Results for FY2015 (Consolidated)

< U.S. GAAP >

	FY2014										FY2015										FY2016
	1Q (2013/4-6)		2Q (2013/7-9)		3Q (2013/10-12)		4Q (2014/1-3)		12 months (’13/4-’14/3)		1Q (2014/4-6)		2Q (2014/7-9)		3Q (2014/10-12)		4Q (2015/1-3)		12 months (’14/4-’15/3)		Forecast 12 months (’15/4-’16/3)
Vehicle Production (thousands of units)	2,254		2,201		2,233		2,344		9,032		2,239		2,209		2,196		2,286		8,930		—
(Japan) – including Daihatsu & Hino	1,059		1,083		1,032		1,171		4,345		1,016		1,031		994		1,084		4,125		—
[Daihatsu & Hino]	[230	]	[230	]	[241	]	[267	]	[967	]	[232	]	[216	]	[230	]	[261	]	[939	]	[—	]
(Overseas) – including Daihatsu & Hino	1,195		1,118		1,201		1,173		4,687		1,223		1,178		1,202		1,202		4,805		—
[Daihatsu & Hino]	[67	]	[67	]	[91	]	[92	]	[318	]	[81	]	[83	]	[77	]	[79	]	[320	]	[—	]
North America	484		406		434		435		1,759		504		467		486		476		1,933		—
Europe	108		131		132		135		506		127		125		150		154		556		—
Asia	474		462		510		493		1,939		474		454		439		462		1,829		—
Central and South America	64		61		63		54		242		67		71		69		59		267		—
Oceania	27		32		25		19		103		20		27		25		17		88		—
Africa	38		26		37		37		138		31		34		33		34		132		—
Vehicle Sales (thousands of units)	2,232		2,235		2,317		2,332		9,116		2,241		2,235		2,263		2,233		8,972		8,900
[First Half 6 months]									[4,468	]									[4,477	]	[4,300	]
(Japan) – including Daihatsu & Hino	526		575		540		724		2,365		506		524		498		626		2,154		2,120
[Daihatsu & Hino]	[167	]	[168	]	[169	]	[236	]	[740	]	[155	]	[150	]	[165	]	[220	]	[690	]	[670	]
(Overseas) – including Daihatsu & Hino	1,706		1,660		1,777		1,608		6,751		1,735		1,711		1,765		1,607		6,818		6,780
[Daihatsu & Hino]	[79	]	[78	]	[85	]	[83	]	[325	]	[72	]	[82	]	[75	]	[76	]	[304	]	[310	]
North America	689		609		664		567		2,529		710		685		712		607		2,715		2,830
Europe	193		214		223		214		844		207		207		220		225		859		820
Asia	394		385		422		408		1,609		385		369		374		361		1,489		1,440
Central and South America	106		105		112		91		413		106		110		106		101		422		410
Oceania	60		68		64		66		259		58		63		67		61		250		250
Africa	67		65		71		64		267		61		63		62		60		245		240
Middle East	196		212		219		197		824		206		213		222		190		830		790
Other	1		2		2		1		6		2		1		2		2		8		—
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,480		2,501		2,568		2,583		10,133		2,513		2,519		2,615		2,520		10,168		10,150
Housing Sales (units)	988		1,677		1,335		2,270		6,270		898		1,285		1,210		2,542		5,935		6,000

Supplemental 1

Supplemental Material for Financial Results for FY2015 (Consolidated)

< U.S. GAAP >

	FY2014					FY2015						FY2016
	1Q (2013/4-6)	2Q (2013/7-9)	3Q (2013/10-12)	4Q (2014/1-3)	12 months (’13/4-’14/3)	1Q (2014/4-6)	2Q (2014/7-9)	3Q (2014/10-12)	4Q (2015/1-3)	12 months (’14/4-’15/3)		Forecast 12 months (’15/4-’16/3)
Foreign Exchange Rates
Yen to US Dollar Rate	99	99	100	103	100	102	104	114	119	110		as premise: 115
Yen to Euro Rate	129	131	137	141	134	140	138	143	134	139		as premise: 125
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	49.1	47.6	45.7	45.3	46.7	47.5	45.9	46.7	44.6	46.0		approximately: 47.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	44.0	42.5	41.8	41.0	42.2	42.2	41.1	42.9	41.2	41.8		—
Number of Employees	337,685	338,475	338,623	338,875	338,875	342,872	343,511	343,716	344,109	344,109	(Note 1)	—
Net Revenues (billions of yen)	6,255.3	6,282.1	6,585.0	6,569.3	25,691.9	6,390.6	6,554.9	7,170.0	7,118.9	27,234.5		27,500.0
Geographic Information
Japan	3,456.2	3,487.5	3,544.0	3,809.6	14,297.4	3,296.5	3,554.2	3,655.8	3,897.1	14,403.8		—
North America	2,105.1	1,962.8	2,136.8	1,912.2	8,117.0	2,259.1	2,240.6	2,655.0	2,522.8	9,677.5		—
Europe	595.9	707.0	726.2	695.6	2,724.9	650.6	715.2	771.3	711.0	2,848.2		—
Asia	1,218.0	1,181.8	1,252.6	1,225.1	4,877.6	1,197.4	1,185.1	1,318.3	1,280.2	4,981.2		—
Other	609.0	583.1	603.4	540.9	2,336.6	591.9	614.0	684.2	558.9	2,449.2		—
Elimination	-1,729.1	-1,640.2	-1,678.2	-1,614.3	-6,661.9	-1,605.0	-1,754.4	-1,914.8	-1,851.4	-7,125.7		—
Business Segment
Automotive	5,818.0	5,815.2	6,096.5	6,051.5	23,781.4	5,914.6	6,032.5	6,609.6	6,505.1	25,062.1		—
Financial Services	339.8	347.7	364.9	368.5	1,421.0	377.4	399.9	437.7	446.0	1,661.1		—
All Other	234.4	273.5	278.4	364.8	1,151.2	258.3	296.9	301.0	399.4	1,255.7		—
Elimination	-137.0	-154.4	-154.8	-215.4	-661.8	-159.7	-174.5	-178.4	-231.7	-744.5		—
Operating Income (billions of yen)	663.3	592.0	600.5	436.1	2,292.1	692.7	659.2	762.8	635.7	2,750.5		2,800.0
(Operating Income Ratio) (%)	(10.6)	(9.4)	(9.1)	(6.6)	(8.9)	(10.8)	(10.1)	(10.6)	(8.9)	(10.1)		(10.2)
Geographic Information
Japan	456.0	373.9	331.3	348.7	1,510.1	365.9	352.8	424.8	427.8	1,571.4	(*1)	—
North America	82.6	79.6	112.5	51.2	326.0	165.5	147.1	183.7	88.0	584.5		—
Europe	5.2	20.1	17.7	15.1	58.2	10.8	22.3	33.2	14.6	81.1		—
Asia	104.1	91.4	110.0	90.0	395.7	110.3	102.5	107.6	101.1	421.7		—
Other	42.5	33.6	32.2	-65.7	42.5	34.0	43.9	29.3	4.2	111.5		—
Elimination	-27.3	-6.7	-3.4	-3.1	-40.6	5.9	-9.4	-15.9	-0.2	-19.8		—
Business Segment
Automotive	608.4	499.5	515.5	315.1	1,938.7	586.7	553.5	651.3	533.7	2,325.3	(*1)	—
Financial Services	51.2	82.0	67.3	94.2	294.8	98.2	86.3	100.5	76.7	361.8		—
All Other	7.1	13.1	20.6	23.2	64.2	10.7	17.6	14.8	22.4	65.6		—
Elimination	-3.5	-2.6	-3.0	3.3	-5.8	-3.0	1.7	-3.7	2.8	-2.2		—
Income before Income Taxes (billions of yen)	724.1	619.3	678.9	418.5	2,441.0	771.8	737.3	846.4	537.1	2,892.8		2,970.0
(Income before Income Taxes Ratio) (%)	(11.6)	(9.9)	(10.3)	(6.4)	(9.5)	(12.1)	(11.2)	(11.8)	(7.5)	(10.6)		(10.8)
Equity in Earnings of Affiliated Companies (billions of yen)	89.9	68.8	89.2	70.2	318.3	105.3	60.5	85.1	57.5	308.5		330.0
Net Income (billions of yen)	562.1	438.4	525.4	297.0	1,823.1	587.7	539.0	600.0	446.4	2,173.3		2,250.0	(Note2)
(Net Income Ratio) (%)	(9.0)	(7.0)	(8.0)	(4.5)	(7.1)	(9.2)	(8.2)	(8.4)	(6.3)	(8.0)		(8.2)
Shareholder Return
Cash Dividends (billions of yen)	—	205.9	—	316.9	522.9	—	237.9	—	393.3	631.3	(Note 3)	—
Cash Dividends per Share (yen)	—	65	—	100	165	—	75	—	125	200		—
Payout Ratio (%)	—	20.6	—	38.5	28.7	—	21.1	—	37.6	29.0		—
Value of Shares Repurchased (billions of yen)	—	—	—	—	—	—	169.6	190.3	—	359.9		—
Number of Shares Canceled (thousands)	—	—	—	—	—	30,000	—	—	—	30,000		—
Number of Outstanding Shares (thousands)	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,417,997	3,417,997	3,417,997	3,417,997	3,417,997		—

Supplemental 2

Supplemental Material for Financial Results for FY2015 (Consolidated)

< U.S. GAAP >

	FY2014					FY2015						FY2016
	1Q (2013/4-6)	2Q (2013/7-9)	3Q (2013/10-12)	4Q (2014/1-3)	12 months (’13/4-’14/3)	1Q (2014/4-6)	2Q (2014/7-9)	3Q (2014/10-12)	4Q (2015/1-3)	12 months (’14/4-’15/3)		Forecast 12 months (’15/4-’16/3)
R&D Expenses (billions of yen)	244.1	232.8	226.6	206.8	910.5	245.1	244.3	253.0	262.0	1,004.5		1,050.0
Depreciation Expenses (billions of yen)	175.5	193.2	197.8	209.3	775.9	183.2	193.0	209.1	220.8	806.2		870.0	(Note 4)
Geographic Information
Japan	88.0	105.4	111.3	117.7	422.5	92.8	101.7	112.3	127.3	434.2		450.0
North America	40.9	41.3	39.0	41.8	163.2	41.1	39.4	42.1	44.5	167.3		190.0
Europe	14.3	14.2	13.9	12.1	54.7	15.2	15.4	14.0	10.2	54.9		50.0
Asia	21.0	20.8	23.4	28.0	93.2	26.7	27.3	31.9	30.5	116.6		140.0
Other	11.1	11.3	10.0	9.5	42.0	7.2	9.0	8.5	8.2	33.0		40.0
Capital Expenditures (billions of yen)	203.0	224.2	212.2	361.1	1,000.7	208.2	231.9	265.8	471.3	1,177.4		1,200.0	(Note 4)
Geographic Information
Japan	86.6	106.5	104.7	180.2	478.2	97.8	119.3	119.8	238.9	575.9		580.0
North America	46.1	39.0	18.9	69.0	173.0	43.6	41.4	48.7	96.0	229.8		250.0
Europe	8.8	8.6	10.5	18.6	46.6	11.5	11.2	23.9	20.8	67.6		60.0
Asia	46.9	60.8	61.9	66.9	236.6	40.5	42.6	41.7	67.8	192.8		210.0
Other	14.5	9.1	16.1	26.1	66.0	14.6	17.1	31.5	47.7	111.1		100.0
Total Liquid Assets (billions of yen)	6,471.9	6,944.7	7,272.6	7,661.9	7,661.9	7,571.1	7,865.9	8,154.9	8,508.2	8,508.2	(Note 5)	—
Total Assets (billions of yen)	37,168.2	38,246.7	40,518.1	41,437.4	41,437.4	41,455.7	43,784.0	46,722.2	47,729.8	47,729.8		—
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	12,897.5	13,370.0	14,210.0	14,469.1	14,469.1	14,714.0	15,469.5	16,316.0	16,788.1	16,788.1		—
Return on Equity (%)	18.0	13.4	15.2	8.3	13.7	16.1	14.3	15.1	10.8	13.9	(Note 2)	—
Return on Asset (%)	6.2	4.7	5.3	2.9	4.7	5.7	5.1	5.3	3.8	4.9	(Note 2)	—
Number of Consolidated Subsidiaries (including Variable Interest Entities)	—	—	—	—	542	—	—	—	—	541		—
No. of Affil. Accounted for Under the Equity Method	—	—	—	—	54	—	—	—	—	54		—

Analysis of Consolidated Net Income for FY2015(Note 2) (billions of yen, approximately)	4Q (2015/1-3)	12 months (’14/4-’15/3)
Effects of Marketing Activities	-40.0	-70.0
Effects of Changes in Exchange Rates	65.0	280.0
Cost Reduction Efforts	80.0	280.0
From Engineering	55.0	220.0
From Manufacturing and Logistics	25.0	60.0
Increases in Expenses, etc.	80.0	-160.0
Other	14.6	128.4
(Changes in Operating Income)	199.6	458.4
Non-operating Income	-81.0	-6.7
Equity in Earnings of Affiliated Companies	-12.7	-9.8
Income Taxes, Net Income Attributable to Noncontrolling Interests	43.6	-91.6
(Changes in Net Income)(Note 2)	149.4	350.2

(*1)	Toyota recorded a $1.2 billion charge against earnings in the fiscal year ended March 31, 2014, for costs relating to the agreement with the U.S. Attorney’s Office for the Southern District of New York.

Supplemental 3